September 29, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Wave BioPharma, Inc. (the “Company”)
Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-267423)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 28, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, September 29, 2022, at 5:15 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please call John D. Hogoboom of Lowenstein Sandler LLP at 973-597-2382 with any questions.

Very truly yours,

FIRST WAVE BIOPHARMA, INC.

By:	/s/ James Sapirstein
Name:	James Sapirstein
Title:	Chief Executive Officer